Mail Stop 3561

April 23, 2008

Robert G. Gwin
Western Gas Partners, LP
1201 Lake Robbins Drive
The Woodlands, TX 77380-1046

> **Re:** **Western Gas Partners, L.P.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 15, 2008**
> **File No. 333-146700**

Dear Mr. Gwin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Non-GAAP Financial Measure, page 16

1. Please revise to include reconciliations of net income and net cash provide by operating activities to adjusted EBITDA for the year ended December 31, 2004 as you presented adjusted EBITDA for the year ended December 31, 2004 and provided a reference on page 72 to this reconciliation.

Partnership Unaudited Pro Forma Available Cash, page 48

2. Please include a pro forma available cash presentation for the trailing 12 months to the extent you are required to update your financial statements. Please be sure to include the assumptions used to calculate amounts.

Pro forma combined statement of income, page F-4

3. Please explain to us how your allocation of net income to the ownership classes and related per unit amounts are based on the contractual terms of the partnership agreement. Please explain to us how net income is allocated to the various capital accounts. In this regard we note minimum quarterly distributions to common units are required prior to any distributions on subordinated units. It appears your net income per limited partner unit assumes common and subordinated units share distributions pro rata, please advise or revise. Any revisions should also be reflected in summary historical and pro forma financial and operating data on page 14 and selected historical and pro forma financial and operating data on page 71.

Exhibits 23.1, 23.2, and 23.3

4. Please revise to provide updated consents and correct the references to the dates of the audit reports.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tony Watson, Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David P. Oelman
Vinson & Elkins L.L.P.